Cellteck Inc.

417 Exeter Road

London, ON N6E 2Z3

September 20, 2010

Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3030

Re:

Cellteck Inc.

Form 10-K for the fiscal year ended December 31, 2009

Filed March 24, 2010

File No. 000-53246

Dear Mr. Cascio:

This letter sets forth the responses of CellTeck Inc. (the “Company”) to the comments contained in your letter, dated September 3, 2010, relating to the annual report on Form 10-K of the Company for the annual period ended December 31, 2009 filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2010 (the “Annual Report”) and the Quarterly Report of the Company filed with the Commission on March 24, 2010 for the quarterly period ended March 31, 2010 (the “Quarterly Report”). The preliminary comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

The Company is filing, via EDGAR, Amendment No. 2 to the Annual Report on Form 10-K/A.

Form 10-K/A for the fiscal year ended December 31, 2009

1.

We note that you have filed an amendment to your Form 10-K to revise the financial statements and disclosures about controls and procedures. However, the disclosure in the Form 10-K/A does not describe the changes in the amended filing. Please revise your filing to address the following:

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Provide a summary at the beginning of the filing summarizing the changes in the amendment;

In response to the Staff’s comment, the Company has revised the disclosure of Amendment No. 2, Form 10-K/A to correct the aforementioned error and has revised the summary to include the changes in Amendment No. 2, Form 10-K/A, to include the summarizing changes in the Amendment.

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Provide a financial statement footnote that discusses the nature of the corrections to the financial statements and the periods and line items affected. Please refer to FASB ASC 250-10-50-7.

In response to the Staff’s comment, the Company has revised the disclosure of Amendment No. 2, Form 10-K/A to provide a financial footnote that discusses the nature of the corrections to the financial statement as follows:

Reclassify changes in accounts payable shown under net cash flows from operating activities to changes in advances from related parties shown under cash flows from financing activities as follows: see Item 8 note 6 of the Amended Financial Statement in the Restated Statement of Cash Flows.

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Mark the appropriate periods in the Statement of Changes in Stockholders’ Equity- (deficiency) and the Statement of Cash Flows as “restated.”

In response to the Staff’s comment, the Company has revised the disclosure of Amendment No. 2, Form 10-K/A to provide a financial footnote that discusses the nature of the corrections to the financial statement as follows:

Deleted information for the year ended December 31, 2007 and added information for the year ended December 31, 2009 as follows: see Item 8 note 6 of the Amended Financial Statement in the Restated Statement of Changes in Stock Holders Equity.

•

Please have your auditors’ tell us how they concluded that their audit report should not include an explanatory paragraph referring to the revisions to the financial statements.

In response to the Staff’s comment, the auditor has revised to provide a financial footnote in note 6 of the Financial Statement that discusses the nature of the corrections.

Item 8. Financial Statements

Statement of Changes in Stockholders’ Equity – (deficiency), page F-5

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We re-issue our previous comment 2. Please tell us why you continue to present a statement of stockholders’ equity for the December 2007 year-end. Also, please have your auditor tell us how the statement of stockholders’ equity for the December 2007 year-end is considered in their audit report appearing on page F-2. Please note that under Article 2 of Regulations S-X each financial statement presented must be covered by the audit report.

In response to the Staff’s comment, the auditor has revised to provide a financial footnote that discusses the nature of the corrections to the financial statement and deleted information for the year ended December 31, 2007 and added information for the year ended December 31, 2009 as follows: see page F-5 for the Restated Statement of Changes in Stock Holders Equity.

Exhibit 31.1 and 31.2

2.

We re-issue our previous comment 7. The Sarbanes-Oxley Section 302 certifications presented in the Form 10-K/A filed on August 26, 2010 continue to omit the language in the introduction to paragraph 4 that refers to the internal control over financial reporting. Please file an amendment to the Form 10-K that includes corrected certifications exactly as specified in Item 601(b)(31)(i) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure of Amendment No. 2, Form 10-K/A to correct the aforementioned administrative error by restating Item 15 of Part III, Sarbanes-Oxley Section 302 certifications, to include the language in the introduction to paragraph 4 that refers to the internal control over financial reporting.

Form 10-Q for fiscal quarter ended March 31, 2010

Item 1. Financial Statements

Note 5. Subsequent Events, page 9

3.

We re-issue our comment 9. Please tell us whether you have filed in EDGAR a certification of designations for the preferred shares issued to the related party. If you have not done so, please file the appropriate exhibit in EDGAR. Refer to Item 601 of Regulation S-K.

In response to the Staff’s comment, with respects to our Preferred Series A stock, the Company has filed in Edgar as an exhibit to our 10-K, as amended, for year end December 31, 2009, Exhibit 3.1, Certification of Designation.

4.

Please tell us how you evaluated the requirements of Form 8-K in assessing whether you should file a Form 8-K describing the issuance of the preferred shares and change in control of your company as referred to in your response to prior comment 8. Please provide any required Form 8-K or explain why no Form 8-K is required under the applicable instructions to the Form.

In response to the Staff’s comment, the Company was informed by its lawyer that an 8K can be filed in a Quarterly filing if it the event happens in timely manner.

Form 10-Q for fiscal quarter ended June 30, 2010

Item 1. Financial Statement

Balance Sheet, page 4

5.

In future filings please disclose the amount due to related parties at each period end on the face of the financial statements or in the footnotes. Refer to FASB ASC 850-10-50.

In response to the Staff’s comment, the Company will in future filings disclose the amount due to related parties at each period end on the face of the financial statements or in the footnotes.

Note 5. Issuance of Preferred Stock, page 9

6.

While we note your disclosure that the preferred shares issued in exchange for debt are convertible to common on a 2 for 1 ratio, future filings should also describe all other significant rights, privileges and terms of the preferred shares. Refer to FASB ASC 505-10-50.

In response to the Staff’s comment, the Company will in future filings describe all other significant rights, privileges and terms of the preferred shares.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

7.

We see the significant decreases in revenues for the three and six-month periods of 2010 and management’s explanation that the decreases are “in part” related to a downturn in the economy. In future filings please provide a complete explanation of the underlying factors leading to material increases and decreases in revenues. Refer to Item 303 of Regulation S-K.

The significant decreases in revenues for the three and six-month periods of 2010 as stated by Management are in part related to a downturn in the economy generally, in addition to such factors as inventory stockpiling by certain retailers.

In response to the Staff’s comment, the Company will in future filings disclose a complete explanation of the underlying factors leading to material increases and decreases in revenues.

8.

Please tell us the reasons for the significant increase in your operating expenses for the three and six months ended June 30, 2010. Future filings should present a complete explanation of the underlying causes of significant changes in your operating costs.

The Company has received its legal fees invoice for the last two years in this quarter and there was no knowledge of the amount due, therefore, there was no accounts payable projected in previous filing.

In response to the Staff’s comment, the Company will in future filings disclose a complete explanation of the underlying causes of significant changes in your operating costs.

In responding to the SEC Comments and related disclosures, the Company and its management hereby acknowledge that they are in possession of all facts relating to a company's disclosure, and that:

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the company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or if I may be of assistance in anyway, please contact me.

Sincerely,

/s/ Gus Rahim

Gus Rahim

Chief Financial Officer

Cellteck. Inc.

417 Exeter Road

London, ON N6E 2Z3 Canada

(519) 963-0668

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